Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: July 16, 2013

July 16, 2013

TO:	All OfficeMax Associates
FROM:	Steve Parsons, EVP, Chief Human Resources Officer
SUBJECT:	Merger Pulse Check Survey Results

A few weeks ago, we sent our first Merger Pulse Check survey to all associates in North America. I’m delighted to report that 42% of our associates completed the survey. Thank you very much to everyone who participated! We really appreciate your feedback. I’m writing today to share major survey findings and next steps we’re taking as a result of your feedback.

The survey included nine questions designed to measure progress in four key areas: Integration Process, Communication, Vision and Morale. Our survey results in all areas fall well within benchmark ranges from other companies at the same stage in the merger process, which is very encouraging. Understandably, there were questions raised and we intend to continue our efforts to share information in as timely a manner as possible; but you can feel good about knowing that we are doing as well as – or better than – other companies at comparable stages in the merger process. Here’s an overview of what you told us:

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With regard to Integration Process, we scored at the top of the benchmark range on our ability to focus on day-to-day business needs. This is extremely positive and you are to be commended for your willingness to continue moving our business forward despite any personal uncertainty you may be feeling about the future. Once again, this demonstrates the high level of resilience and professionalism across our organization that is such a hallmark of the OfficeMax culture.

•	Communications scored solidly in the center of the benchmark range, but we have identified some opportunities for improvement, especially in reaching audiences below director level.

•	Our Vision scores show understanding of the goals for the merger, but questions remain about how good the merger will be for the company.

•	That sentiment is reflected in our Morale scores, which are at the lower end of the benchmark range.

In addition to responding to the nine survey questions, thousands of you provided additional verbatim comments, which we’ve analyzed with the assistance of Boston Consulting Group (BCG), our integration planning partner. Naturally, many of you raised questions about job security and recurring characterizations in the media of the transaction as an acquisition rather than a merger of equals. You also expressed the importance of keeping our best people in the organization; and your comments revealed your pride in being recognized as an ethical company, as well as your desire to maintain that distinction.

Your feedback has been heard by the Management Team and the full Integration Management Office team. While we can’t yet remedy the uncertainty caused by decisions that won’t be made until the appointment of a CEO for the combined company, such as company name and headquarters location, we encourage you to be open to the opportunities that may be available to you as part of a global business. In the meantime, here are some immediate steps we’re taking to further strengthen our communications:

•	We will continue to encourage more face-to-face communication between leaders and their teams and will be providing leaders with regular associate updates to share.

•	Information for our field organizations will be tailored to make it more accessible for them through their regular communications channels.

•	The Integration Hub will continue to be updated, giving you access to all the information we have published internally about the merger and the integration process.

•	Your questions will continue to be answered as they are received, either on the Integration Hub or directly to you, depending on the nature of your questions.

•

We have already begun to provide more proactive updates to our Change Champions Network. The Change Champions, who are a resource to you, are listed on the Integration Hub and on the Managers Corner. You may be interested to know that Office Depot is in the process of establishing a Change Champions Network based on our model.

Again, we greatly appreciate your willingness to share your thoughts with us. We now have a strong baseline against which we can measure future progress, which is important. We hope even more of you will share your feedback and ideas with us in the next survey. We plan to conduct a second Merger Pulse Check survey in August.

Thanks again,

Steve

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.